Exhibit 99.1

CIHRUS LLC

Consolidated financial statements

For the year ended December 31, 2014

CIHRUS LLC

Consolidated financial statements

for the year ended December 31, 2014

Content

Report of independent registered public accounting firm

The Participants of CIHRUS LLC

We have audited the accompanying consolidated statements of financial position of CIHRUS LLC as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, consolidated cash flow statements for each of the two years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of CIHRUS LLC’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the CIHRUS LLC’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CIHRUS LLC’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIHRUS LLC as of December 31, 2014 and 2013, its financial performance and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLC

December 18, 2015

Moscow, Russia

CIHRUS LLC

Consolidated statement of financial position

As of December 31, 2014

(in thousands of Rubles)

	Notes	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
Assets
Non-current assets
Property and equipment	15	—	—	24,798
Goodwill and other intangible assets	16	7,047	2,026	5,411,623
Deferred tax assets	22	—	—	8,881

Total non-current assets		7,047	2,026	5,445,302

Current assets
Trade and other receivables	8	2,595	13,036	1,733,985
Short-term financial assets	9	—	63,396	4,076
Prepaid income tax		—	—	12,075
Cash and cash equivalents	10	12	636	5,269,560
Short-term prepayments to agents		—	—	184,401
Other current assets		—	—	1,631

Total current assets		2,607	77,068	7,205,728

Total assets		9,654	79,094	12,651,030

Non-current liabilities
Deferred tax liabilities	22	—	—	716,353

Total non-current liabilities		—	—	716,353

Current liabilities
Net asset attributable to participants	11, 25	200	56,953	4,878,191
Short-term borrowings	12, 25	3,267	15,714	777,000
Trade and other payables	13, 25	6,187	6,363	2,950,216
Amounts due to customers and amounts due to banks	14, 25	—	—	3,198,708
Income tax payable		—	—	114,713
Deferred revenue		—	—	5,016
Financial guaranty		—	—	9,339
Other current liabilities		—	64	1,494

Total current liabilities		9,654	79,094	11,934,677

Total liabilities		9,654	79,094	12,651,030

The accompanying notes form an integral part of these consolidated financial statements.

CIHRUS LLC

Consolidated statement of comprehensive income

for the year ended December 31, 2014

(in thousands of Rubles)

		Year ended December 31
	Notes	2013	2014
Revenue	17	60,485	2,288,673
Operating costs and expenses:	18	—	1,823,980
Cost of revenue (exclusive of depreciation and amortization)
Selling, general and administrative expenses	19	3,090	198,087
Depreciation and amortization	15, 16	1,551	113,074

Profit from operations		55,844	153,532

Gain from disposal of subsidiary	6	—	15,213
Other income	20	—	18,987
Other expenses		—	(310)
Foreign exchange gain		—	127,358
Foreign exchange loss		—	(156,593)
Change in fair value of financial instruments		—	(7,037)
Interest income, net		809	1,641
Distributions to participants	21	—	(319,545)

Profit/(loss) before tax		56,653	(166,754)
Income tax expense	22	—	(125,107)

Net profit/(loss)		56,653	(291,861)

Attributable to:
- Participants of the parent		56,653	(291,861)

Total comprehensive income/(loss), net of tax effect of 0		56,653	(291,861)

Attributable to:
- Participants of the parent		56,653	(291,861)

The accompanying notes form an integral part of these consolidated financial statements.

CIHRUS LLC

Consolidated statement of cash flows

for the year ended December 31, 2014

(in thousands of Rubles)

		Year ended December 31
	Notes	2013	2014
Cash flows from operating activities
Profit/(loss) before tax		56,653	(166,754)
Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization		1,551	113,074
Gain on disposal of intangible assets		(404)	—
Interest income, net	17	(809)	(70,732)
Change in fair value of financial instruments		—	7,037
Bad debt expense	19	—	2,969
Gain from disposal of subsidiary	6	—	(15,213)
Distributions to participants	21	—	319,545

Operating profit before changes in working capital		56,991	189,926
(Increase)/decrease in trade and other receivables		(5,441)	233,672
Decrease in prepayments to agents		—	205,479
Increase in amounts due to customers and amounts due to banks		—	2,158,859
Increase in accounts payable and accruals		176	(179,142)

Cash generated from operations		51,726	2,608,794
Interest received		1,058	113,247
Interest paid		(265)	(42,658)
Income tax paid		—	(62,839)

Net cash flow from operating activities		52,519	2,616,544

Cash flows from investing activities
Net cash flow on acquisition of businesses	5	—	2,113,798
Net cash flow on disposal of subsidiaries	6	—	(3,532)
Purchase of property and equipment		—	(12,054)
Purchase of intangible assets		(1,125)	(22,603)
Loans issued		(61,377)	(295,649)
Repayment of loans issued		580	356,876
Purchase of debt instruments		(45,658)	(2,300)
Proceeds from sales of debt instruments		43,058	9,879

Net cash used in investing activities		(64,522)	2,144,415

Cash flows from financing activities
Increase of net assets attributable to participants	11	100	870,000
Proceeds from borrowings		25,000	139,081
Repayment of borrowings		(12,473)	(207,795)
Dividends paid to participants of the Group	21	—	(293,321)

Net cash generated from financing activities		12,627	507,965

Net increase in cash and cash equivalents		624	5,268,924
Cash and cash equivalents at the beginning of year	10	12	636

Cash and cash equivalents at the end of year	10	636	5,269,560

The accompanying notes form an integral part of these consolidated financial statements.

CIHRUS LLC

Notes to consolidated financial statements

for the year ended December 31, 2014

(in thousands of Rubles)

1. Corporate information and description of business

CIHRUS LLC (the Company) was registered on March 29, 2012 as a limited liability Company in Russian Federation under the Civil Code and Law of Limited Liability Companies. The registered office of the Company is Moscow, Aviamotornaya st, build 11/1. The consolidated financial statements of CIHRUS LLC and its subsidiaries for the year ended December 31, 2014 were authorized for issue by the Sole Shareholder of the Company on December 10, 2015.

CIHRUS LLC and its subsidiaries (collectively the “Group”) operate electronic online payment systems in Russia and maintain activity supporting processing of payments.

Otkritie Investments Holding is the parent of the Group as of December 31, 2014. Otkritie Holding JSC is the ultimate parent of the Group as of December 31, 2014. There is no individual who is the ultimate controlling party of the Group as of December 31, 2014. As of January 1, and December 31, 2013 Mr. Magomedov K.M. was the ultimate controlling party of the Company.

Information on the Company’s principal subsidiaries is disclosed in Note 6.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For all periods up to and including the year ended December 31, 2013, the Company and its subsidiaries prepared its financial statements in accordance with local generally accepted accounting practice (Local GAAP). The Group did not prepare the consolidated financial statements under Local GAAP. These consolidated financial statements for the year ended December 31, 2014 are the first consolidated financial statements of the Group prepared in accordance with IFRS. Refer to Note 2.4 for information on how the Group adopted IFRS.

The consolidated financial statements are prepared on a historical cost basis. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

2.2 Basis of consolidation

The consolidated financial statements comprise the financial statements of CIHRUS LLC and its subsidiaries as of December 31 each year.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.2 Basis of consolidation (continued)

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee.

•	Rights arising from other contractual arrangements.

•	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full, except for the foreign exchange gains and losses arising on intra-group balances.

Acquisitions from entities under common control

Business combinations arising from transfers of interests in entities that are under the control of the equity holder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative period presented or, if later, at the date that common control was established; for this purpose comparatives are revised. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the consolidated financial statements of the acquired entities. The net assets attributable to participants of the acquired entities are added to the Group’s net assets attributable to participants. Any cash or other contribution paid for the acquisition is recognized directly in net assets attributable to participants.

2.3 Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

2.3.1 Business combinations and goodwill

Business combinations other than under common control are accounted for using the acquisition method.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.1 Business combinations and goodwill (continued)

If a business combination results in the termination of pre-existing relationships between the Group and the acquiree, then the Group identified any amounts that are not part of what the Group and the acquiree exchanged in the business combination. The Group recognizes as part of application the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in either profit or loss or as a change to other comprehensive income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired are assigned to those units.

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

2.3.2 Foreign currency translation

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s and its subsidiaries’ functional and presentation currency. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.2 Foreign currency translation (continued)

The exchange rates of the Russian ruble to each respective currency as of December 31, 2014, January 1 and December 31, 2013 were as follows:

Exchange rates at	January 1, 2013	December 31, 2013	December 31, 2014
US Dollar	30.3727	32.7292	56.2584
Euro	40.2286	44.9699	68.3427

2.3.3 Property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment in value. Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of comprehensive income when the asset is derecognized.

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives 2-7 years. The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year end.

2.3.4 Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is recognized in the statement of comprehensive income when it is incurred.

Software development costs

Development expenditure on an individual project is recognized as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development.

Useful life and amortization of intangible assets

The useful lives of intangible assets are assessed as either finite or indefinite. Below is the summary of useful lives of intangible assets:

Customer and partnership base	15 years
Software	3-8 years
Licenses	2-5 years*
Banking limited license	indefinite
Trademarks and other rights	6-10 years

*	The terms of useful life could differ of those stated if it is directly stipulated by agreement

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.4 Intangible assets (continued)

Intangible assets with finite lives are amortized on a straight line basis over their useful economic lives or over the term stipulated by agreements and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of comprehensive income in the expense category consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of comprehensive income when the asset is derecognized.

2.3.5 Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset, other than Goodwill and intangible assets with indefinite useful life, may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries, if applicable, or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs, to which the individual assets are allocated.

These budgets and forecast calculations generally cover a period of five years or longer, when management considers appropriate. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the last year.

Impairment losses of continuing operations are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.5 Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as of December 31.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, either individually or at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

2.3.6 Financial instruments — initial recognition and subsequent measurement

2.3.6.1 Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.6 Financial instruments — initial recognition and subsequent measurement (continued)

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in “change in fair value of derivative financial assets”, “other gains” or “other losses” in the statement of comprehensive income.

Financial assets designated upon initial recognition at fair value through profit or loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest rate method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Amortized cost is calculated taking into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate (EIR). The EIR amortization is included in interest income in the statement of comprehensive income. The losses arising from impairment are recognized in the statement of comprehensive income in finance costs for loans and in cost of sales or other operating expenses for receivables.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.6 Financial instruments — initial recognition and subsequent measurement (continued)

2.3.6.2 Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Assets carried at amortized cost

For financial assets carried at amortized cost (such as loans and receivables), the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in profit or loss.

2.3.6.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans, borrowings and financial guaranties, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.6 Financial instruments — initial recognition and subsequent measurement (continued)

The Group’s financial liabilities include net asset attributable to participants, trade and other payables, bank overdraft, loans, borrowings and financial guaranties.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Net assets attributable to participants

According to Russian legislation participants have a right to demand from the Company to buy back their share in equity for cash or cash equivalents at any time. The obligation of the Company to buy back the share of participants recognized as a long term liability even this liability depends on the will of participants to exercise their right. The assessment of fair value of such liability can’t be reasonably done as there is no assurance whether participants shall exercise their right or not and at what moment. The Group recognized this liability in line ‘Net asset attributable to participants’ at carrying value of net assets of the Group.

Distributions to participants decrease net assets attributable to participants of Limited Liability Company and recognized as liability in the statement of financial position and as expense in the statement of comprehensive income if the decision regarding distributions was made before or as at the reporting date. If such distributions were authorized after the reporting date but before the date of financial statements issue this information disclosed in notes to financial statements. Distributions to participants of the Company are recognized in the statement of comprehensive income as finance costs.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not meet the hedge accounting criteria as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in profit or loss.

The Group has not designated any financial liabilities at fair value through profit or loss.

Loans, borrowings and financial guaranties

After initial recognition, interest bearing loans, borrowings and financial guaranties are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.6 Financial instruments — initial recognition and subsequent measurement (continued)

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

2.3.6.4 Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	There is a currently enforceable legal right to offset the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

The right of set-off:

•	Must not be contingent on a future event; and

•	Must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;

(ii)	the event of default; and

(iii)	the event of insolvency or bankruptcy of the entity and all of the counterparties

2.3.6.5 Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include:

•	Using recent arm’s length market transactions;

•	Reference to the current fair value of another instrument that is substantially the same;

•	A discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 26.

2.3.7 Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less. All these items are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.8 Employee benefits

2.3.8.1 Current employment benefits

Wages and salaries paid to employees are recognized as expenses in the current period. The Group also accrues expenses for future vacation payments.

2.3.8.2 Social contributions

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 10% in 2013 and 2014) to the annual gross remuneration of each employee. For the year ended December 31, 2014 defined contributions to pension fund of Russia of the Group amounted to 27,283 (2013 – nil).

2.3.9 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

2.3.10 Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Current income tax relating to items recognized in other comprehensive income is recognized in other comprehensive income.

Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.10 Income taxes (continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

2.3.11 Revenue and certain expenses recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made. Returns, incentives and rebates are recognized in the period in which the underlining sales are recognized as a reduction of sales revenue.

Payment processing fee revenues and related transaction costs

The Group earns a fee for processing payments initiated by the ultimate customers (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants or transfer the money through network of agents and banks participants of payment system or through the Group’s website or applications using a unique user login and password (e-payments). When consumer payments are made, the Group incurs payment costs to acquire payments payable to agents, banks-participants, mobile operators and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individual accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross.

The Group generates revenue from the foreign currency conversion when payments are made in currencies different from the country of the consumer, mainly Russia. The Group recognizes the related revenues at the time of conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by the Group’s processing system.

Interest revenue from agents’ overdrafts

The Group charges interest on overdrafts to agents and includes them in revenue. Related revenues are recognized using the EIR method by applying the contractually agreed interest rates to the actual daily amounts outstanding balance of overdrafts.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

2.3 Summary of significant accounting policies (continued)

2.3.11 Revenue and certain expenses recognition (continued)

Interest revenue

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR. The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income from short- and long- term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income.

Licensing fee and royalty

The Group charged Licensing fee and royalty for use its software and trademarks to operator of Contact payment system till October 2014 afterwards this revenue become intercompany (Note 5).

2.3.12 Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Group as a lessee

Operating lease payments are recognized as an operating expense in the statement of comprehensive income on a straight-line basis over the lease term.

2.4 First-time adoption of IFRS

These financial statements, for the year ended December 31, 2014, are the first financial statements the Group has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2013, the Group’ companies prepared its financial statements in accordance with local generally accepted accounting principle (Local GAAP).

Accordingly, the Group has prepared financial statements which comply with IFRS applicable for periods ending on or after December 31, 2014, together with the comparative period data as at and for the year ended December 31, 2013, as described in the summary of significant accounting policies. In preparing these financial statements, the Group’s opening statement of financial position was prepared as at January 1, 2013, the Group’s date of transition to IFRS.

The Group did not apply any exemptions from the retrospective application of certain requirements under IFRS. The estimates at January 1, 2013 and at December 31, 2013 are consistent with those made for the same dates in accordance with local GAAP. The Group did not present reconciliations required by IFRS 1 in respect of equity, items of total comprehensive income and cash flows as it did not prepare consolidated financial statements under previous GAAP.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

3. Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant judgments

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue recognition

Payment processing fees revenue and transaction costs

The Group exercised significant judgment in reaching a conclusion about its accounting policy for gross versus net reporting of payment processing fee revenues and related transaction costs. In particular, there are two major sources of payment processing fee revenues:

•	Payment processing fees charged to consumers on payments collected through agents, mobile operators and other payment methods; and

•	Payment processing fees charged to merchants.

Either one of the two types of payment processing fees above, or in some cases, both payment processing fees apply to a single consumer payment. Transaction costs relate to acquisition of payments by agents, mobile operators, international payment systems and some other parties, and the applicable fees, generally determined as a percentage of consumer payment, for each specific payment channel are on terms similar to those available to other market participants.

A merchants’ payment processing fee, when it is charged, is recorded gross of related transaction costs, because the Group (i) is the primary obligor as it undertakes to transfer the consumer payment to the merchant or other individual using its payment processing system; (ii) it negotiates and ultimately sets the fee receivable from a merchant or consumer, generally as a percentage of payments; and (iii) it bears credit risk in most of the cases, unless the payment is made from a deposit made with the Group.

A consumer payment processing fee, when it is charged on payments made by consumers through network of agents, is reported net of any transaction costs payable to or retained by agents. This is because, although the Group is the primary obligor, it does not have any discretion over the ultimate payment processing fee set by the agent to the consumer, does not have readily available information about gross fee, and is only exposed to the net amount of fee receivable from agents.

The total amounts of transaction costs reported gross for the years ended December 31, 2013 and 2014 are nil and 1,468,159 respectively.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amount of deferred tax asset was 8,881 as of December 31, 2014 (December 31, 2013 – nil; January 1, 2013 – nil).

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

3. Significant accounting judgments, estimates and assumptions (continued)

Significant judgments (continued)

The unrecognized part relates to deferred tax assets which were not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 22.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Impairment of loans and receivables

Management assesses an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. As of December 31, 2014, the provision for impairment of loans and receivables was recorded amounting to 29,085 (December 31, 2013 – nil; January 1, 2013 – nil). Further details on deferred taxes are disclosed in Note 8.

Fair values of assets and liabilities acquired in business combinations

The Group recognizes separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, the Group hires third party appraisers to assist it in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether the goodwill and Indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and Indefinite-lived intangible assets are allocated. The value in use calculation is based on a discounted cash flow (DCF) model. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit uses budget for the next five years and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group. Further details on impairment of goodwill and indefinite-lived intangible assets are disclosed in Note 16.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

4. Standards issued by the IASB but not yet effective

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date
IFRS 9 Financial Instruments	In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will likely have no impact on classification and measurements of financial liabilities. The adoption of IFRS 9 will have no impact on impairment and hedge accounting of financial assets and financial liabilities of the Company.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation	The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.	The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

IFRS 15 Revenue from Contracts with customers	IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS.	Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2014 on the Company’s accounting policies.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

4. Standards issued by the IASB but not yet effective (continued)

Annual improvements 2010-2012 Cycle

These improvements are effective from July 1, 2014 and have no a material impact on the Group. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

•	An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’.

•	The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective from July 1, 2014 and have no a material impact on the Group.

They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

5. Acquisitions

Rapida

On October 28, 2014, the Company acquired 99.999% interest in the Attenium LLC from their common parent, Otkrytie Holding JSC for 870,000 paid in cash. This acquisition was treated as business combination under common control. The Company was acquired by Otkrytie Holding JSC on June 30, 2014, while Attenium LLC and its subsidiaries were acquired by the Otkrytie Holding JSC on June 28, 2013.

The Company applied pooling of interest method to account for that acquisition. Assets and liabilities of Attenium LLC and its subsidiaries: Gikor LLC, Rapida LTD, Processingovyi Tsentr Rapida LLC altogether operated as Rapida payment processing system (further Rapida) were included in these consolidated financial statements starting from June 30, 2014 based on their carrying amounts in the consolidated financial statements of Otkrytie Holding JSC at that date. Income and expenses generated by Attemium LLC and its subsidiaries also were included into the Group’s income and expenses from that date, after taking into account effect of inter-company elimination. The purpose of the acquisition was to develop business related to payment system.

The carrying amounts of the identifiable assets and liabilities as of the date of business combination were:

Carrying value
Net assets acquired:
Property and equipment	10,843
Intangible assets	1,336,308
Deferred tax asset	11,586
Long-term prepayment to agents	95,755
Trade and other receivables	1,860,034
Cash and cash equivalents	2,245,615
Other current assets	4,364
Short-term prepayment to agents	295,756
Deferred tax liability	(264,960)
Short-term borrowings	(830,000)
Trade and other payables	(2,271,675)
Income tax payable	(68,170)
Amounts due to customers and amounts due to banks	(1,039,849)
Other current liabilities	(3,124)

Total identifiable net assets at fair value	1,382,483

Consideration paid by the Company	870,000

Increase in net asset attributable to participants due to pooling of interest (Note 11)	512,483

Cash flow on acquisition:
Cash acquired upon pooling of interest	2,245,615
Cash paid	(870,000)

Net cash flow on acquisition	1,375,615

Increase in net assets of the Group as result of business combination was recognized as part of net assets attributable to participants.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

5. Acquisitions (continued)

Contact

In October 2014, the Group obtained control over the Contact payment system as a result of the technological transfer of the Contact payment system to the software and hardware platform of the Group’s subsidiary LTD Rapida. Contact is not a separate legal entity but satisfies definition of the business according to IFRS 3. The acquisition has been accounted for using the acquisition method.

The purpose of this acquisition was to develop business related to the payment system.

The fair values of the identifiable assets and liabilities as of the date of acquisition were:

Fair value
Net assets acquired:
Property and equipment	27,575
Intangible assets	2,363,419
Trade and other receivables	88,955
Cash and cash equivalents	780,639
Other current assets	5,920
Deferred tax liability	(426,235)
Trade and other payables	(860,631)

Total identifiable net assets at fair value	1,979,642

Consideration paid by the Company	42,457
Consideration paid by the Parent presented as Increase in net assets attributable to participants (Note 11)	3,730,616

Total consideration	3,773,073

Goodwill arising on acquisition	1,793,431

Cash flow on acquisition:
Cash acquired upon business combination	780,639
Cash paid	(42,457)

Net cash flow on acquisition	738,182

The consideration amounted to 3,730,616 was paid by Otkritie holding JSC, an ultimate parent of the Company and was recognized at the Group’s level as increase in the net assets attributable to participants. The gross amount of trade and other receivables is the same as their fair value.

Goodwill in the amount of 1,793,431 relates to the potential synergies with the existing operations of the Group. The Group determined the fair value of Contact client and partnership base and Trademarks and recognized them as intangible assets in amount of 2,363,419. Deferred tax liability arose in relation to these intangible assets in the amount of 426,235 due to their tax base of 232,246.

From the date of acquisition through December 31, 2014, Contact contributed 823,011 of revenue and 100,476 to the net income of the Group. The management cannot reliably asses what the Group revenue and the net income would have been if the acquisition had taken place at the beginning of 2014.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

6. Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Effective ownership interest
Subsidiary	Main activity	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
Gikor LLC (Russia)	Payment processing services	—	—	99,999%
Processingovyi Tsentr Rapida LLC (Russia)	Payment processing services	—	—	99,999%
Rapida LTD (Russia)	Maintenance of electronic payment systems	—	—	99,999%
Attenium LLC (Russia)	Sub holding company	—	—	99,999%

On December 26, 2014 the Company entered into the agreement to sell its entire share in Contact Tsentr LLC which was acquired in October 2014 as part of Contact payment system. It stipulates loss of control over this entity as of date of the agreement. Since December 26, 2014 Contact Tsentr LLC was deconsolidated from the Group’s financial statements.

The gain from disposal was calculated as the differences between:

(i)	the fair value of the consideration received

(ii)	and the carrying value of net assets disposed of, as of the date of the transaction.

2014
Cash consideration receivable	56,253
Net assets derecognized on disposal	(41,040)

Gain on disposal of subsidiary	15,213

Gain on disposal of subsidiary is neutral for tax purposes as it is calculated and paid on standalone basis and it is amounted to nil.

The amount of the assets and liabilities in the subsidiary over which control is lost, summarized by each major category is presented below:

Property and equipment	18,764
Trade and other receivables	16,460
Cash and cash equivalents	3,532
Other current assets	5,919
Trade and other payables	(3,635)

Net assets derecognized on disposal	41,040

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

7. Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the board of directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is based on the local GAAP and differs from IFRS. It does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as business combinations, fair value adjustments and amortization thereof, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries representing each segment added together forming the segment revenue, operating expenses, profit before tax. The Group measures the performance of its operating segments by monitoring: revenue, segment net revenue and profit before tax. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume. The Group does not monitor balances of assets and liabilities by segments as CODM consider they have no impact on decision making.

The Group has identified its operating segments based on the types of products and services the Group offers. The Group has identified the following reportable segments:

•	Rapida, which generates revenue from the payment systems, offered though the Group’s network of agents in Russia.

•	Contact, which generates revenue from the money remittance services provided to individuals through Contact payment system.

•	Corporate and other, which generates revenue from limited activities of the Group related to corporate back-office operations, such as the licensing of software and trademarks to subsidiaries.

The segments’ statement of comprehensive income for the years ended December 31, 2014, as presented to the CODM is presented below:

	Rapida	Contact	Corporate and other	Eliminations	Total
Segment revenue	1,368,442	823,011	137,943	(40,723)	2,288,673
Segment Cost of revenue	(1,119,521)	(600,191)	—	40,723	(1,678,989)

Segment net revenue	248,921	222,820	137,943	—	609,684

Payroll and related taxes	(143,225)	(35,177)	(68,913)	—	(247,315)
Overheads	(52,033)	(23,351)	(20,379)	—	(95,763)
Depreciation and amortization	(7,212)	(12,559)	(3,565)	—	(23,336)
Other income/(Expenses)	10,402	(26,138)	(218)	—	(15,954)

Segment profit before tax	56,853	125,595	44,868	—	227,316

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

7. Operating segments (continued)

The segments’ statement of comprehensive income for the years ended December 31, 2013, as presented to the CODM is presented below:

	Rapida	Contact	Corporate and other
Segment revenue	—	—	60,485
Segment Cost of revenue	—	—	—

Segment net revenue	—	—	60,485

Overheads	—	—	(3,090)
Depreciation and amortization	—	—	(1,551)
Other income	—	—	809

Segment profit before tax	—	—	56,653

Segment net revenue, as presented to the CODM, for the years ended December 31, 2013 and 2014 is calculated by subtraction cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in table below:

	2013	2014
Revenue under IFRS	60,485	2,288,673
Cost of revenue (exclusive of depreciation and amortization)	—	(1,823,980)
Payroll and related taxes	—	144,991

Total segment net revenue, as presented to CODM	60,485	609,684

A reconciliation of segment profit before tax to IFRS consolidated profit before tax of the Group, as presented to the CODM, for the years ended December 31, 2013 and 2014 is presented below:

	2013	2014
Consolidated profit/(loss) before tax under IFRS	56,653	(166,754)
Gain from disposal of subsidiary	—	(15,213)
Amortization of fair value adjustments to intangible assets recorded on acquisitions	—	89,738
Distributions to participants	—	319,545

Total segment profit before tax, as presented to CODM	56,653	227,316

Geographic information

Revenues from external customers are derived from Russia and CIS. Revenue is recognized according to merchants’ place for Rapida segment and according to customer base for Contact segment.

The principal country of major operations of all legal entities within the Group is Russia. Therefore the Group allocates all its non-current assets stated in statement of financial positions in Russia.

The Group does not have any single external customer: consumer or merchant amounting to 10% or greater of Group’s revenue for the years ended December 31, 2014. During the year ended December 31, 2013 the Company had only two customers as related parties (Note 25).

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

8. Trade and other receivables

As of December 31, 2014, trade and other receivables consisted of the following:

	Total as of December 31, 2014	Provision for impairment of receivables	Net as of December 31, 2014
Cash receivable from agents	1,536,080	(21,463)	1,514,617
Payment processing fees receivable	55,125	(7,065)	48,060
Deposits issued to merchants	85,000	—	85,000
Advances issued to vendors	29,369	(484)	28,885
Other receivables and advances	57,496	(73)	57,423

Total trade and other receivables	1,763,070	(29,085)	1,733,985

As of December 31, 2013, trade and other receivables consisted of the following:

	Total as of December 31, 2013	Provision for impairment of receivables	Net as of December 31, 2013
Advances issued to vendors	3,527	—	3,527
Other receivables and advances	9,509	—	9,509

Total trade and other receivables	13,036	—	13,036

As of January 1, 2013, trade and other receivables consisted of the following:

	Total as of January 1, 2013	Provision for impairment of receivables	Net as of January 1, 2013
Other receivables and advances	2,595	—	2,595

Total trade and other receivables	2,595	—	2,595

Trade receivables aged but not impaired as of December 31, 2014 are presented below:

		Ageing of receivables (days)
As of December 31, 2014	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	1,514,617	1,512,489	1,156	971	—	1	—
Payment processing fees receivable	48,060	46,634	433	987	6	—	—

Total trade and other receivables	1,562,677	1,559,123	1,589	1,958	6	1	—

For the year ended December 31, 2014, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2013	Additions due to pooling of interest (Note 5)	(Charge)/ reversal for the year	Provision for impairment of receivables as of December 31, 2014
Cash receivable from agents	—	(25,338)	3,875	(21,463)
Payment processing fees receivable from merchants	—	—	(7,065)	(7,065)
Advances issued to vendors	—	(514)	30	(484)
Other receivables and advances	—	(264)	191	(73)

Total trade and other receivables	—	(26,116)	(2,969)	(29,085)

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

8. Trade and other receivables (continued)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 10%-36% per annum is accrued on overdrafts granted to some agents.

9. Short term financial assets

As of December 31, 2014, January 1 and December 31, 2013, short term financial assets consisted of the following:

	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
Loans to legal entities*	—	60,796	1,739
Loans to individuals	—	—	2,337
Promissory notes	—	2,600	—

Total short term financial assets	—	63,396	4,076

*	During the year 2013 the Company issued two loans to unrelated parties in amounts of 14,696 payable within one year bearing EIR of 10% and in amounts of 46,100 payable within one year bearing EIR of 11%. Both loans were repaid during the year 2014.

10. Cash and cash equivalents

As of December 31, 2014, January 1 and December 31, 2013, cash and cash equivalents consisted of the following:

	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
Correspondent accounts with Central Bank of Russian Federation (CB RF)	—	—	900,850
Correspondent accounts with other banks	—	—	2,363,834
Short-term CB RF deposits	—	—	2,000,000
RUB denominated cash with banks and on hand	12	636	4,876

Total cash and cash equivalents	12	636	5,269,560

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

11. Net asset attributable to participants

Below is the table of ownership of the Company

	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
Mr. Magomedov K.M.	75,61%	75,61%	—
Contact International holding AG	24,39%	24,39%	—
Otkritie Investments Holding	—	—	70%
Status-A LLC	—	—	30%

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

11. Net asset attributable to participants (continued)

Net assets attributable to participants of the Company represent the current value of the Company’s net assets as at December 31.

Changes in net assets of the Company during the years ended 2013 and 2014 are presented in the table below:

Balance at January 1, 2013	200
Contribution from participants*	100
Net profit for the period	56,653

Balance at December 31, 2013	56,953
Net loss for the period	(291,861)
Contribution from participants	870,000
Increase due to pooling of interest (Note 5)	512,483
Contribution from participants (Note 5)	3,730,616

Balance at December 31, 2014	4,878,191

*	During the year 2013 the Company increased its charter capital by 100.

12. Borrowings

As of December 31, 2014, January 1 and December 31, 2013, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
JSC Bank Finansovaya Corporatsiya Otkrytie	RUONIA + 2%	Up to 90 days	—	—	627,000
JSC Bank Finansovaya Corporatsiya Otkrytie	15%	June 2015	—	—	150,000
SMO Aliance LLC	10%	May 2014	—	15,714	—
Trastcom Development LLC	10%	December 2013	3,267	—	—

			3,267	15,714	777,000

The overdraft facility from JSC Bank Finansovaya Corporatsiya Otkrytie appeared in consolidated financial statements after Rapida consolidation under common control (Note 5) with limit up to 800,000 and still uses it as at the reporting date. The purpose of this facility is to ensure payments to merchants with whom Group transacts. The tranches within the overdraft facility agreement are generally available for 30 calendar days. However, the tranches to ensure commitment to one of the Group’s major merchant are available for 90 calendar days. The interest rate for each tranche is set as RUONIA plus 2% per annum for the beginning of the operation day for corresponding operation period and is paid monthly.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

13. Trade and other payables

As of December 31, 2014, January 1 and December 31, 2013, the Group’s accounts payable and other payables consisted of the following:

	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
Payables to merchants	—	—	1,586,282
Unsettled money transfers	—	—	843,211
Deposits received from individual customers	—	—	176,314
Payment processing fees payable to agents	—	—	148,256
Accrued expenses	—	—	153,287
Payables to vendors	6,187	6,363	12,567
Other payables	—	—	30,299

Total trade and other payables	6,187	6,363	2,950,216

14. Amounts due to customers and amounts due to banks

As of December 31, 2014, January 1 and December 31, 2013, amounts due to customers and amounts due to banks consisted of the following:

	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014
Due to banks	—	—	1,917,595
Due to customers: legal entities	—	—	1,281,113

Total amounts due to customers and amounts due to banks	—	—	3,198,708

Amounts due to customers and amounts due to banks bear no interest and are due on demand.

15. Property and equipment

Servers and computer equipment
Cost
Balance as of January 1, 2013	—

Balance as of December 31, 2013	—
Additions	12,054
Additions from pooling of interest (Note 5)	36,740
Additions from business combination (Note 5)	27,575
Disposals	(22,077)

Balance as of December 31, 2014	54,292

Accumulated amortization and Impairment:
Balance as of January 1, 2013	—

Balance as of December 31, 2013	—
Additions from pooling of interest (Note 5)	(25,897)
Charge for the year	(6,910)
Disposals	3,313

Balance as of December 31, 2014	(29,494)

Net book value
As of January 1, 2013	—

As of December 31, 2013	—

As of December 31, 2014	24,798

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

15. Property and equipment (continued)

As of December 31, 2014 the Group did not identify any indicators of property and equipment impairment.

16. Goodwill and other intangible assets

	Goodwill	licenses	Computer Software	Customer and partner relation- ships	Trademarks	Others	Total
Cost
Balance as of January 1, 2013	—	—	6,127	—	187	733	7,047
Additions	—	—	—	—	176	949	1,125
Disposals	—	—	(6,127)	—	—	—	(6,127)

Balance as of December 31, 2013	—	—	—	—	363	1,682	2,045
Additions	—	—	16,007	—	—	6,596	22,603
Additions from pooling of interest (Note 5)	—	50,699	40,713	1,214,465	39,789	—	1,345,666
Additions from business combination (Note 5)	1,793,431	—	—	1,955,691	407,728	—	4,156,850

Balance as of December 31, 2014	1,793,431	50,699	56,720	3,170,156	447,880	8,278	5,527,164

Accumulated amortization and Impairment:
Balance as of January 1, 2013	—	—	—	—	—	—	—
Charge for the year	—	—	(1,532)	—	(19)	—	(1,551)
Disposals	—	—	1,532	—	—	—	1,532

Balance as of December 31, 2013	—	—	—	—	(19)	—	(19)
Additions from pooling of interest (Note 5)	—	—	(9,358)	—	—	—	(9,358)
Charge for the year	—	—	(6,151)	(76,069)	(23,944)	—	(106,164)

Balance as of December 31, 2014	—	—	(15,509)	(76,069)	(23,963)	—	(115,541)

Net book value
As of January 1, 2013	—	—	6,127	—	187	733	7,047

As of December 31, 2013	—	—	—	—	344	1,682	2,026

As of December 31, 2014	1,793,431	50,699	41,211	3,094,087	423,917	8,278	5,411,623

As a result of a business combination that took place during the year 2014 the goodwill in the amount of 1,793,431 arose and was allocated to Contact cash generating unit (CGU).

As of December 31, 2014 the carrying amount of intangible assets with an indefinite useful life (banking limited license, which is expected to be renewed indefinitely) have a value of 50,699 (December 31, 2013 – 0; January 1, 2013 – 0).

The recoverable amount of CGU has been determined based on a value in use calculation using cash flow projections from financial model prepared by external appraiser covering a nine-year period (2015-2023). A nine-year period was used for projections, as the Group considers this time frame to be reasonably forecasted and the growth rate in the last four years of this period is expected to exceed the terminal growth rate. The pre-tax discount rate adjusted to risk specific applied to cash flow projections CGU is 19.7%. The growth rates applied to discounted terminal value projection in beyond the forecast period is 4.5%.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

16. Goodwill and other intangible assets (continued)

As result of annual impairment test of CGU to which goodwill and intangible assets with indefinite useful lives were allocated, the Group did not identify any impairment as of December 31, 2014.

The calculation of value in use for these cash generating units is most sensitive to:

•	Domestic money transfers market assumptions;

•	The Group’s transaction volume and net revenue yields;

•	Net profit margins;

•	Terminal growth rates used to extrapolate cash flows beyond the budget period;

•	Discount rates.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe. With regard to the assessment of value in use of CGU, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

17. Revenue

Revenue for the years ended December 31 was as follows:

	2013	2014
Payment processing fees	—	2,083,083
Interest revenue	—	111,287
Licensing fee and royalty	60,485	77,599
Interest revenue from agent’s overdrafts	—	12,841
Other revenue	—	3,863

Total revenue	60,485	2,288,673

For the purposes of the consolidated statement of cash flows, “Interest expense, net” consists of the following:

	2013	2014
Interest revenue as part of revenue	—	(111,287)
Interest expense as part of cost of revenue	—	42,196
Interest income, net	(809)	(1,641)

Interest income, net (for the purposes of consolidated cash flow statement)	(809)	(70,732)

18. Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2013	2014
Transaction costs	—	1,468,159
Payroll and related taxes	—	144,991
Interest expense	—	42,196
Other expenses	—	168,634

Total cost of revenue (exclusive of depreciation and amortization)	—	1,823,980

Other expenses for the year ended December 31, 2014 include loss due to the security breach of 164,876.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

19. Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2013	2014
Payroll, related taxes and other personal expenses	—	102,324
Office maintenance expenses	—	27,929
Rent of premises and related utility expenses	—	19,061
Advertising and related expenses	—	16,204
Other tax expenses	3,090	10,520
Professional fees	—	8,053
Telecommunication and internet expenses	—	7,075
Bad debt expense	—	2,969
Other operating expenses	—	3,952

Total selling, general and administrative expenses	3,090	198,087

20. Other income

	2013	2014
Gain from legal proceeding*	—	18,766
Other	—	221

Total other income	—	18,987

*	The Group sued one of its counterparty for poorly rendered services and won the trial.

21. Dividends paid and proposed by subsidiary

Dividends are presented as expense in the statement of comprehensive income separately.

Dividends paid and proposed by the Group’s subsidiary before acquisition of it by the Company but after consolidation under common control to the participants of the subsidiary are presented below:

	2013	2014
Proposed, declared and approved during the year:
Final dividend for 2014	—	(293,321)
Other distributions	—	(26,224)
Paid during the period:
Final dividend for 2014	—	(293,321)
Other distributions	—	(26,224)
Dividends payable as of December 31	—	—

22. Income tax

Starting from July 1, 2014, the Company is subject to a 20% corporate income tax applied to its income; prior to that the Company had profit tax exemption(applied simplified income tax regime). All other Group companies incorporated in Russian Federation and are subject to the corporate income tax at the standard rate of 20% applied to their taxable income.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

22. Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2014, January 1 and December 31, 2013, relate to the following:

	Consolidated statement of financial position as of			Consolidated profit or loss for the year ended
	December 31, 2014	December 31, 2013	January 1, 2013	2014	2013
Intangible assets	(673,241)	—	—	17,947	—
Trade and other payables	(41,247)	—	—	(49,207)	—
Trade and other receivables	4,145	—	—	526	—
Deferred revenue	1,003	—	—	1,003	—
Financial guaranty	1,868	—	—	1,868	—

Net deferred income tax liability	(707,472)	—	—	(27,863)	—

including:
- deferred tax asset	8,881	—	—
- deferred tax liability	(716,353)	—	—

	2013	2014
Deferred income tax liability, net as of January 1	—	—
Effect of business combinations (Note 5)	—	(679,609)
Deferred tax expenses	—	(27,863)

Deferred income tax liability, net as of December 31	—	(707,472)

For the year ended December 31, income tax expense included:

	2013	2014
Total tax expense
including:
- current income tax expense	—	(97,244)
- deferred tax expense	—	(27,863)

Income tax expense for the year	—	(125,107)

Theoretical and actual income tax expense is reconciled as follows:

	2013	2014
Profit before tax	56,653	(166,754)

Theoretical income tax expense at the Company’s tax rate of 20% (Russia) (Tax exemption in 2013)	—	33,351
Increase resulting from the tax effect of:
Non-deductible expenses	—	(35,753)
Distributions to participants	—	(63,909)
Profit for the period with profit tax exemption	—	2,473
Effect of uncertain tax position	—	(61,269)

Total income tax expense	—	(125,107)

Non-deductible expenses comprised mainly from losses from security breach which are not allowed to be deducted from taxable income according to tax law

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

22. Income tax (continued)

The Company does not recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries. The Group will not distribute the retained earnings of its subsidiaries at least during one year after acquisition afterwards the tax rate is nil for Russia. As of December 31, 2014 the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized is 482,410 (December 31, 2013 – nil; January 1,2013 – nil)

23. Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Starting from the end of year 2014, the Russian economy has been negatively impacted by a significant drop in crude oil prices and a significant devaluation of the Russian Ruble, as well as sanctions imposed on Russia by several countries. In December 2014, the Ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% (slightly decreased in the first quarter of 2015 to 14% and to 11.5% in the second quarter).The combination of the above resulted in reduced access to capital, a higher cost of capital, increased inflation and uncertainty regarding economic growth, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

In light of hardening geopolitical situation in the Ukraine, the United States of America and the European Union has adopted the package of economic restrictive measures imposing certain sanctions on operations of various Russian banks. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

Taxation

The Company policy is to comply fully with applicable tax regulations in the jurisdictions in which its operations are subject to income taxes. The Company’s estimates of current income tax expense and liabilities are calculated assuming that all tax computations filed by the Company’s subsidiaries will be subject to a review or audit by the relevant tax authorities. The Company and the relevant tax authorities may have different interpretations of how regulations should be applied to actual transactions. Such uncertain tax positions are accounted for in accordance with IAS 12 Income Taxes or IAS 37 Provisions, Contingent Liabilities and Contingent Assets depending on the type of tax in question.

The Company records provisions for income taxes it estimates will ultimately be payable when the review or audits have been completed, including allowances for any interest and penalties which may become payable. For provisions for taxes other than income tax, the Company follows the general policy on provisions.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

23. Commitments, contingencies and operating risks (continued)

Taxation (continued)

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia which are discussed below suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Government regulation of the electronic payment systems

In Russia the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it will be beneficial to the Group’s business. From time to time, the Group may also be subject to the investigations in the area of anti-money laundering by the regulatory authorities. In addition, the Group generally disputes them in the normal course of business, and expects to be able to resolve such disputes in Group’s favor. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Risk of cybersecurity breach

The Company stores and/or transmits sensitive data, such as credit or debit card numbers and mobile phone numbers, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. However, any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

Risks assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to 38,000 as of December 31, 2014.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

23. Commitments, contingencies and operating risks (continued)

Operating lease commitments

The Group has commercial lease agreements of office buildings. The leases have an average life of between one and three years. Total lease expense for the twelve months ended December 31, 2014 amounted 19,061 (2013 — nil).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, are as follows:

	2012	2013	2014
Within one year	—	—	8,571
After one year but not more than five years	—	—	2,331

24. Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the relevant financial year and balances with related parties as of the end of the relevant years:

Category of related party	Amounts owed by related parties*	Amounts owed to related parties*	Cash due from related party	Cash due to related party
As of December 31, 2014
Key management personnel of the entity or its parent, incl.:
Short-term benefits (A)	—	19,274	—	—
Other operations	2,337	—	—	—
Entities under common control with the Group:
Companies of Otkritie Group (B) (Note11)	2,272	791,475	1,053,597	332,036
Entity with the parent that has significant influence over the Group:
Russlavbank	20,473	67,685	1,069,393	581,309
Contact International Holding AG	56,253	—	—	—
Other related parties	—	—	—	104,657
As of December 31, 2013
Entity with the parent that has significant influence over the Group:
Contact International Holding AG	1,233	—	—	—

*	The amounts are classified as trade receivables and trade and loan payables, respectively.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

24. Balances and transactions with related parties (continued)

There were no balances with related parties as of January 1, and December 31, 2013.

Category of related party	Revenue and other income from related parties	Cost of revenue to related parties	Operating expenses and other purchases
The year ended December 31, 2014
Key management personnel of the entity or its parent, incl.:
Short-term benefits (A)	—	—	18,840
Entities under common control with the Group:
Companies of Otkritie Group (B)	65,501	57,885	7,037
Entity with the parent that has significant influence over the Group:
Russlavbank	80,423	48,973	13,080
Contact International Holding AG	27,918	—	5,000
Other related parties	42,710	—	—
The year ended December 31, 2013
Entity with the parent that has significant influence over the Group:
Russlavbank	57,199	—	—
Contact International Holding AG	8,286	—	—

Related parties mostly include transactions that are described below:

(A)	Short-term benefits of key management comprise cash remuneration of the key management.

(B)	Entities under common control with the Group since June, 2014 represent the group of banks under control of Otkritie Group that all are Russian residents which act as both merchants and agents for the Group and hold its correspondent accounts in LTD Rapida as participants of Contact payment system and LTD Rapida holds its current accounts in these banks, and they charge interest income on those balances to LTD Rapida at the rate of RUONIA.

Terms and conditions of transactions with related parties

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2014, the Group has not recorded any impairment of receivables relating to amounts owed by related parties (2013: Nil).

The above stated balances and transactions have been entered into on terms as described above and are not secured, nor bear interest except that disclosed above and in Note 11.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

25. Risk management

The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management’s risks and credit risk. Management reviews and agrees policies for managing each of the risks which are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Group’s income and operating cash flows are substantially independent of changes in market interest rates, because it has interest-bearing assets and liabilities with floating interest rate which neutralized each other.

Liquidity risk and capital management

The Group uses debt from related party banks with short maturity, has sufficient cash and does not have any significant outstanding long term debt. Amounts due to customers and amounts due to banks are due on demand, but are usually offset against future payments processed through agents. The Group expects that Amounts due to customers and amounts due to banks will continue to be offset against future payments and not be called by the agents.

Rapida LTD is a non-bank credit entity. According to CB RF requirements, a non-bank credit entity’s capital calculated based on Russian accounting standards should be not less than 10% of its risk-adjusted assets. As of December 31, 2014, LTD Rapida’s capital comprised 14% (2013 – 20%) thereby exceeding the required level. LTD Rapida monitors the fulfillment of requirements on a daily basis and sends the report to CB RF on a monthly basis. During the years 2014 and 2013 LTD Rapida met the capital adequacy requirements set by instruction of the CB RF.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes net asset attributable to participants. To maintain or adjust the capital structure, the Group may make dividend payments to participants, return capital to participants or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

		Due:
	Total	On demand	Within a year	More than a year
Net asset attributable to participants	4,878,191	—	4,878,191	—
Short-term borrowings	777,000	—	777,000	—
Trade and other payables	2,950,216	2,950,216	—	—
Amounts due to customers and amounts due to banks	3,198,708	3,198,708	—	—

Total as of December 31, 2014	11,804,115	6,148,924	5,655,191	—

		Due:
	Total	On demand	Within a year	More than a year
Net asset attributable to participants	56,953	—	56,953	—
Short-term borrowings	15,714	—	15,714	—
Trade and other payables	6,363	6,363	—	—

Total as of December 31, 2013	79,030	6,363	72,667	—

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

25. Risk management (continued)

Liquidity risk and capital management (continued)

		Due:
	Total	On demand	Within a year	More than a year
Net asset attributable to participants	200	—	200	—
Short-term borrowings	3,267	—	3,267	—
Trade and other payables	6,187	6,187	—	—
Total as of January 1, 2013	9,654	6,187	3,467	—

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history —   large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CB RF, which management considers having minimal risk of default, although credit ratings of Russian banks are generally lower than those of the banks in more developed markets.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables (Note 15). The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables			Revenue
	As of January 1, 2013	As of December 31, 2013	As of December 31, 2014	2013	2014
Concentration of credit risks by main counterparties, % from total amount
Top 5	—	100%	1%	100%	15%
Others	—	—	99%	—	85%

Collection of receivables could be influenced by economic factors; management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

26. Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, net asset attributable to participants and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

Cash and cash equivalents, accounts receivable and payable, net asset attributable to participants, financial guaranties, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments.

CIHRUS LLC

Notes to consolidated financial statements (continued)

(in thousands of Rubles)

26. Financial instruments (continued)

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

There were no transfers between Level 1 and Level 2 fair value measurements during the period, and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2014.

27. Events after the reporting date

Rapida LTD issues

On May 20, 2015 the Bank of Russia finished a scheduled thematic inspection of Rapida LTD, during which have been revealed various breaches of Federal Law No. 115-FZ of August 7, 2011 On Countering the Legalization (Laundering) of Criminally Obtained Incomes and the Financing of Terrorism, Federal Law No. 161-FZ of June 27, 2011 On the National Payment System, Regulation of the Central Bank of Russia No. 283-P of March 20, 2006 on the Procedure of Forming Reserves for Possible Losses by Credit Organizations and others. As a result, the Bank of Russia prescribed to rectify the detected violations and imposed a range of restrictions on the operations of Rapida LTD for the period of six months started from June 4, 2015, that could have negative impact on payment volume. As at the date of authorization of these financial statements all restrictions were prolonged for the next six months.

Overdraft facility

On October 30, 2015, the Group prolonged the overdraft facility with JSC Bank Finansovaya Corporatsiya Otkrytie with limit up to 600,000 till the end of the year 2017 with the same terms and conditions.

Russlavbank

Since November 6, 2015, the Group decided to stop using Russlavbank as the settlement bank for Contact payment system. This decision has no effect on financial statements for three months ended March 31, 2015 and thereafter. As at this date the amounts due to and from Russlavbank are not significant.

Change of the parent of the Company

On June 2015, Otkritie Investments Holding sold its stake to QIWI plc.

Reorganization of the Company

CIHRUS LLC is planned to be reorganized and merged with JSC QIWI in accordance to the decision of sole participant of CIHRUS LLC dated 8 December 2015.